Exhibit 99.1

Dear Shareholders,

The market trends that were evident during 2010 accelerated during 2011 as the pressure remained on our clients to reduce research and development costs and national governments sought to further reduce their healthcare budgets. For global Contract Research Organisations such as ICON, that have the breadth and depth of services to become truly global partners of the leading drug development companies, the market dynamics are positive. Many of our clients are seeking to reduce internal infrastructure and outsource more of their late stage development. However, to develop and grow these important relationships requires investment and during 2011 ICON laid the foundations for long-term, sustainable growth by expanding our global infrastructure, investing in information technology, developing our leadership talent and making targeted acquisitions to enhance our capabilities.

These investments impacted our financial performance in 2011. Net revenue grew 5.1% to $946m, however the upfront investment in staff and infrastructure needed to execute an increase in work from our larger clients led to a decline in operating margin to 4.2% of revenue compared to 10.2% in 2010. EPS was $0.52 cents per share.  Our balance sheet remains strong, with a net cash position at the end of 2011 of $174m, giving us available funds to support our investment strategy.

In October 2011, leveraging this healthy balance sheet, we initiated a share buyback of up to $50m. We continue to execute the buyback opportunistically and by the end of May 2012 had repurchased $16.7m worth of shares at an average price of $18.23. The decision to enter a buyback came after a number of discussions with our shareholders and reflects our continuing focus on engagement with shareholders and on driving shareholder returns.

While our investments for future growth had a short-term impact on profitability in 2011, we are pleased with the progress we have made across our major strategic initiatives. In December 2010 we outlined that our near-term strategic priorities were to:

•	Develop a more integrated service offering to drive efficiencies and help us win and retain strategic client relationships.
•	Expand our global footprint by increasing our presence in Asia.
•	Differentiate our service offering through best-in-class informatics.
•	Enhance our capabilities in the fast growing late stage and biomarker market segments.
•	Return our Central Laboratory to profitability and to continue to develop its global presence.

During the course of 2011 we made significant progress against all of these objectives.

We announced strategic partnership agreements with Pfizer and Shire Pharmaceuticals and extended our Bristol Meyers Squibb partnership to incorporate early phase services. We continue to see an increased appetite across the spectrum of bio-pharma companies for these types of relationships. In part due to our success in signing significant strategic partnerships, we were awarded $1.3bn of net new business during 2011 and our backlog of business at the end of December had grown to $2.24bn, which is an increase of 19% over the comparable figure a year earlier. We have continued this sales momentum into the first quarter of 2012 across all ICON business units and are also seeing a higher level of cross selling of services between these businesses.

The pace of globalisation continues to accelerate and we saw further evidence of this in our business in 2011 with 12.1% of our revenue being generated from Asia-Pacific and Latin America compared to 10.8% in 2010. To support this growth in emerging markets, we continue to grow our infrastructure in these regions and, as part of this, we acquired BeijingWits Medical Consulting, a leading Chinese CRO. This acquisition adds significantly to our leadership, scale and service offering in Asia-Pacific. We also announced a partnership with ACRONET in Japan to support our on-going efforts to penetrate that important market. An example of our growing scale and reputation in Asia was our selection by Tasly Pharmaceuticals, a leading Traditional Chinese Medicine developer to provide clinical trial and lab services for the first Traditional Chinese Medicine that is seeking FDA approval.

We acquired Firecrest Clinical in July to help differentiate our services through best in class informatics.  Firecrest is the leading provider of investigator site support technology, designed to significantly boost site performance and quality compliance. In parallel we launched ICONIK, our integrated information platform that provides real time operational and clinical data to clients and ICON study teams. Through the combination of ICONIK and Firecrest we can offer innovative ways to expedite study timelines, enhance the quality of trial data and reduce costs. We believe our utilisation of these technologies is creating real market differentiation and is helping us to build new client relationships, as evidenced by the strong growth in new business awards in the first quarter of 2012.

With the growing pressure on healthcare budgets, our clients have an increasing need to demonstrate the economic value of new medicines and to develop pricing and reimbursement strategies that maximise market penetration. We believe this is an area of unmet need which we can address. Through the acquisition of Oxford Outcomes in January 2011 and more recently, PriceSpective, we have created a market leading group in the field of health economics, outcomes research, market access, pricing and value consultancy. These skills are set to become increasingly important as our market evolves in the future.

The use of biomarkers to better target treatments and to support the identification of promising drug candidates continues to be an industry focus and during 2011 we further developed our biomarker capabilities, notably forming alliances with the Foundation for the National Institutes of Health and Empire Genomics. Our biomarker initiative is being led by our Development Solutions division, which under new leadership made progress in 2011 in building new strategic relationships while re-aligning its cost base. We are encouraged by this group’s performance so far in 2012.

Our Central Laboratories business, which had a difficult 2010, also saw a marked recovery led by a new management team. In 2011 the lab won over $130m of gross new business and returned to profitability in the second half of the year.

Overall we are satisfied with the company’s performance in 2011. After making significant investments in the business, we saw a short-term dip in performance, particularly in the third quarter of the year, but through a strong focus on cost management and improved resource utilisation we saw an improvement in performance as the year closed and this has continued into the first quarter of 2012. We have executed well in terms of business development and this trend has continued into the first quarter of 2012, which saw record gross business wins of $485 million. We have also made excellent progress on the key pillars of our strategic plan, which will provide the foundations for long term growth.

For the remainder of 2012 we remain focused on the continued execution of this plan.  Our vision is to be the CRO partner of choice for our clients by delivering best in class information, solutions and performance. To achieve this we will continue to build scale through the on-going development of strategic relationships with clients, grow our position in existing and selected new markets, broaden our service offering and continue to make targeted acquisitions.

We will seek to drive competitive advantage by delivering significant operational efficiencies to our clients, through better project execution, processes and systems that integrate services and by having a real focus on reducing patient recruitment times through enhanced investigator site selection and management.

Developing best in class information to help drive the above efficiencies is another key component of our strategy. The further development of our ICONIK and Firecrest platforms and the embedding of these within our core operating processes will be another area of focus for 2012.

Scientific and drug development expertise will be increasingly important as our clients look to us for advice and guidance on how to identify the most promising drug candidates and to develop a roadmap that expedites their development and maximises market penetration. We have made a number of strategic acquisitions in recent years to enhance our development consulting expertise and we will continue to review how we can build our capabilities in the areas where our clients need them most.

To do this effectively we need to ensure we can attract, retain and develop the best people in the industry.  Ciaran Murray assumed the role of CEO in October following the retirement of Peter Gray. Ciaran held the position of CFO for the last 6 years and brings a deep knowledge of the industry together with extensive operational and global experience. He has been a key member of the management team through ICON’s transformation to a global leader and has driven the implementation of the company’s current strategy.  Ciaran has made a number of appointments to our senior management team, including the appointment of Brendan Brennan as Chief Financial Officer and Steve Cutler as Group President, Clinical Research Services. We are confident that we have a strong, experienced leadership team in place to guide ICON through the next years of growth.

As we continue to grow, our most important asset remains our people, who now total over 8,700. We will continue to focus on developing our staff and will also hire experienced industry professionals to enhance our knowledge and expertise.  Our on-going success will only be possible though the dedication and professionalism of all our staff. We would like to express our appreciation of them on behalf of you, our shareholders.

We remain committed to delivering sustainable value for our customers, profitable growth for our company and long term sustainable returns to our shareholders.

Dr. Bruce Given MD

Chairman

Ciaran Murray

Chief Executive Officer